UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25	SEC FILE NUMBER 001-36064

NOTIFICATION OF LATE FILING	CUSIP NUMBER G6209T105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MONTAGE TECHNOLOGY GROUP LIMITED

Full Name of Registrant

N/A

Former Name if Applicable

Room A1601, Technology Building, 900 Yi Shan Road

Address of Principal Executive Office (Street and Number)

Xuhui District, Shanghai, 200233

People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Montage Technology Group Limited (the “Company”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2014 within the prescribed time period without unreasonable effort or expense for the reasons described below. The Form 10-Q cannot be filed until the completion of the audit of the Company’s financial statements for the year ended December 31, 2013 and the review of the Company’s financial statements for the periods ended March 30, 2014, June 30, 2014 and September 30, 2014. As previously announced, the audit committee of the Company appointed the law firm of Jones Day to conduct an independent review of the allegations contained in reports issued by Gravity Research and related matters. On October 15, 2014, the Company announced that Jones Day completed its report to the audit committee of the Company on October 4, 2014. The Company also announced that the audit committee presented its report to the board of directors of the Company on October 8, 2014 and the Company concluded that no changes were required to previously reported financial statements. The report was based on the various investigative procedures performed during the course of the review and subject to certain limitations, qualifications and caveats. The Company is in the process of discussing with its independent auditors the potential impact of the report on the audit of the Company’s financial.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Voll	408	982-2780
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the Year ended December 31, 2013

Quarterly Report on Form 10-Q for the Period ended March 31, 2014

Quarterly Report on Form 10-Q for the Period ended June 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the Company expects total revenue and net income for the period ended September 30, 2014 to increase significantly compared to the third quarter of the previous fiscal year. The Company expects to report total revenue for the third quarter of 2014 of $46.0 million, an increase of 53.1 percent compared to $30.1 million in the third quarter of the previous fiscal year. The Company expects to report net income for the third quarter of 2014 of $10.2 million, compared to $8.0 million in the third quarter of the previous fiscal year.

This notification on Form 12b-25 contains certain “forward looking statements” relating to the Company’s expected audited financial results and the nature, scope, timing of, and determinations concerning the ongoing review. Forward looking statements involve assumptions, risks and uncertainties, and may prove to be incorrect. These risks and uncertainties include the possibility that more time may be required or that additional procedures may be required to complete the audit and review which could be more difficult or impracticable to complete in a timely matter or at all; that the audited financial statements may not be completed; any litigation, regulatory or other adverse outcomes associated with the review and legal proceedings that may relate to these matters; the impact of the previously announced transaction with Shanghai Pudong Science and Technology Investment Co. Ltd. and expenses associated with the foregoing. The Company disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. For additional information and risk factors that could affect the Company, see the Company’s filings with the Securities and Exchange Commission.

MONTAGE TECHNOLOGY GROUP LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2014	By:	/s/ Mark Voll
Mark Voll